ORIGINAL

02057371

PE 9-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : September 5, 2002

By : ______________________________

Name : Emil Soedarmo
Title : EVP Operation & Engineering

INDOSAT

Ref. 992/GUI/HM.110/02

September 5th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Government Announcement on Indosat Privatization

Dear Sir,

Please find attached the Government Announcement on Indosat Privatization, which was announced by the Ministry of State Owned Enterprises at September 4, 2002.

Thank you for your attention.

Sincerely yours,

INDOSAT PERSERO 1.4.1

Emil Soedarmo
EVP Operation and Engineering

Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

For Immediate release :

PT INDOSAT Tbk. PRIVATIZATION – 17 PARTIES INDICATE PRELIMINARY INDICATIONS OF INTERESTS

Jakarta, September 5, 2002

In September 4, 2002, The Ministry of State Owned Enterprises ("MSOE") on behalf of the Republic of Indonesia announced that as of 2 September 2002 preliminary indications of interest to participate in the privatization of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("Indosat") had been received from 17 parties. The complete Press Release from the Ministry of the State Owned Enterprises are as attached.

Indosat is a full network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchange (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)//.

For further information, please contact :

PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

MINISTRY OF STATE OWNED ENTERPRISES

Gedung Departemen Keuangan Eks. Balai Pustaka
Lantai 2,3,9-13
Jl. Dr. Wahidin No. 2, Jakarta

Telepon : (021) 34832020, 34833203
Faksimile : (021) 34831776

Press Release

PT Indosat Tbk Privatization – 17 Parties Indicate Preliminary Indications of Interests

Jakarta, 4 September 2002 - The Ministry of State Owned Enterprises ("MSOE") on behalf of the Republic of Indonesia announced today that as of 2 September 2002 preliminary indications of interest to participate in the privatization of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("Indosat") had been received from 17 parties. Preliminary indications of interest were received from international and domestic telecommunicatons operators and financial investors. Invitations to submit conforming letters of interest and to execute confidentiality agreements were sent to these and certain additional parties starting on 30 August 2002. The MSOE intends to complete the Indosat privatisation process before the end of year 2002.

As part of the Indosat privatization process, representatives from the MSOE, the Ministry of Communications and Indosat commenced an Indosat privatization roadshow on 3 September 2002. The roadshow is being undertaken in order to meet with prospective investors to market the privatization as well as to receive prospective investors' feedback regarding the privatization process.

MSOE supports the ongoing business restructuring of Indosat from being the leading international communications company in Indonesia into a cellular focused full network and service provider. A series of transactions noted by MSOE in respect of the above business restructuring include the acquisition of 100% shares in PT Satelindo followed by an additional capital injection in PT Satelindo to obtain a release of certain covenants such as limitation of capital

Gedung Departemen Keuangan Eks. Balai Pustaka
Lantai 2,3,9-13
Jl. Dr. Wahidin No. 2, Jakarta

Telepon : (021) 34832020, 34833203
Faksimile : (021) 34831776

expenditure and restriction of dividend payment. Other related corporate actions are the sale of 13% of the shares in PT Pramindo Ikat Nusantara on 15 August 2002 and an announcement of a business strategy on 28 August 2002 informing that Indosat, among others, in the process of integrating the networks of PT Indosat Multi Media Mobile and PT Satelindo.

The MSOE is confident that the ongoing business restructuring by Indosat will improve the Indosat position to deal with competition in the telecommunication industry and to support the success of the ongoing privatization program.

The Indosat privatization is expected to be in line with the government's policy in the telecommunication industry in Indonesia, the Government's commitment to its privatization programme, continuing economic reform in Indonesia and reflect investors confidence in Indonesia.